# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: On Holding AG, CIK 0001858985
CUSIP: H5919C104
Title of class of securities: Class A ordinary shares, par value CHF 0.10 per share
Address of issuer's principal executive offices: FORRLIBUCKSTRASSE 190, 8005 ZURICH, Switzerland (V8), 00000
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-008719
Filed by CIK 0001552490

## Reporting persons
- Sicupira Carlos Alberto: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,833,971; sole dispositive power 0; shared dispositive power 19,833,971; aggregate amount beneficially owned 19,833,971 (6.6% of the class)
  Comment: (1) The number of shares beneficially owned by Mr. Sicupira stated above includes 121,923 Class A Ordinary Shares beneficially owned by his spouse. (2) The percentage of class stated above is based on 299,998,125 Class A Ordinary Shares issued and outstanding as of June 30, 2024, as reported in the Issuer's Form 6-K filed with the SEC on August 13, 2024.
- CHL Investment Fund Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,712,048; sole dispositive power 0; shared dispositive power 19,712,048; aggregate amount beneficially owned 19,712,048 (6.6% of the class)
  Comment: (1) The number of shares beneficially owned by CHL Investment Fund Ltd. ("CHL") stated above includes 8,400,000 Class A Ordinary Shares owned by Sinvest Investments II Ltd, a company of which CHL is the indirect sole shareholder. (2) The percentage of class stated above is based on 299,998,125 Class A Ordinary Shares issued and outstanding as of June 30, 2024, as reported in the Issuer's Form 6-K filed with the SEC on August 13, 2024.

## Item 1. Issuer
Name of issuer: On Holding AG
Address of issuer's principal executive offices: FORRLIBUCKSTRASSE 190, 8005 ZURICH, SWITZERLAND, 00000.

## Item 2. Person Filing
Name of person filing: This statement is being filed on behalf of Carlos Alberto da Veiga Sicupira and CHL Investment Fund Ltd. ("CHL") (collectively, the "Reporting Persons"). CHL is an investment fund which is ultimately beneficially owned by Carlos Alberto da Veiga Sicupira.
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person is:

Mr. Carlos Alberto da Veiga Sicupira
Attn. Mr. Filipe Romao - Uria Menendez
Praca Marques de Pombal, 12
1250-162 Lisbon, Portugal

CHL Investment Fund Ltd.
Goodman's Bay Corporate Centre
2nd Floor, 309 West Bay Street
PO Box SP61567
Nassau, Bahamas
Citizenship: Mr. Carlos Alberto da Veiga Sicupira is a citizen of Brazil. CHL is an investment fund formed as an International Business Company in The Bahamas, which is ultimately beneficially owned by Carlos Alberto da Veiga Sicupira.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Sicupira is the ultimate beneficial owner of 19,833,971 Class A Ordinary Shares, consisting of 19,712,048 Class A Ordinary Shares beneficially owned by CHL and 121,923 Class A Ordinary Shares beneficially owned by Mr. Sicupira's spouse, of which Mr. Sicupira may be deemed to share beneficial ownership. Mr. Sicupira disclaims beneficial ownership of the shares beneficially owned by his spouse.

CHL is the beneficial owner of 19,712,048 Class A Ordinary Shares of which 11,312,048 Class A Ordinary Shares are directly held by CHL and 8,400,000 Class A Ordinary Shares are held by Sinvest Investments II Ltd, a company that is indirectly fully owned by CHL. Such 8,400,000 shares were transferred by CHL to Sinvest Investments II Ltd on September 30, 2024 by means of a capital increase.
Percent of class:
Mr. Sicupira is the beneficial owner of 6.61% of the total issued and outstanding Class A Ordinary Shares of the Issuer.

CHL is the beneficial owner of 6.57% of the total issued and outstanding Class A Ordinary Shares of the Issuer.

All percentages of beneficial ownership set forth herein are based on 299,998,125 Class A Ordinary Shares issued and outstanding as of June 30, 2024, as reported in the Issuer's Form 6-K filed with the SEC on August 13, 2024.
Sole power to vote or to direct the vote: Not applicable.
Shared power to vote or to direct the vote: Please refer to item 4(a) above.
Sole power to dispose or to direct the disposition: Not applicable.
Shared power to dispose or to direct the disposition: Please refer to item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Please refer to items 2 and 4(a) above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Please refer to item 4(a) above.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement by and among the Reporting Persons

## Signatures
- Sicupira Carlos Alberto: Carlos Alberto da Veiga Sicupira, Carlos Alberto da Veiga Sicupira (10/31/2024)
- CHL Investment Fund Ltd: T. Anja Davis and Anya Sturrup, Touro Investments Holdings Ltd. (10/31/2024)
- CHL Investment Fund Ltd: Kendal Simmons and Lashawn Rolle, Liko International Ltd. (10/31/2024)